Exhibit 99.3

China Online Education Group

(Incorporated in the Cayman Islands with limited liability)

(NYSE Ticker: COE)

Form of Proxy for Annual General Meeting

to be held on September 30, 2022

(or any adjourned or postponed meeting thereof)

Introduction

This form of proxy (the “Form of Proxy”) is furnished in connection with the solicitation by the board of directors of China Online Education Group (the “Board”), a Cayman Islands company (the “Company”), of proxies from the holders of the issued and outstanding Class A ordinary shares of par value US$0.0001 each, and Class B ordinary shares of par value US$0.0001 each, of the Company (collectively, the “Ordinary Shares”) to be exercised at the annual general meeting of the Company (the “AGM”) to be held at Torino Meeting Room, 3rd Floor Deshi Building South, Shangdi Street, Haidian District, Beijing 100085, People’s Republic of China, at 10:00 am (Beijing Time) on September 30, 2022, and at any adjourned or postponed meeting thereof, for the purposes set forth in the accompanying notice of the AGM (the “AGM Notice”).

Only the holders of record of the Ordinary Shares at the close of business on August 22, 2022 (the “Record Date”) are entitled to receive notice of and to vote at the AGM. In respect of the matters requiring shareholders’ vote at the AGM, each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to ten votes. The quorum of the AGM is two shareholders being not less than an aggregate of fifty percent (50%) of all votes attaching to all issued and outstanding Ordinary Shares and entitled to vote at the AGM, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. This Form of Proxy and the accompanying AGM Notice will be first mailed to the shareholders of the Company on or about August 31, 2022.

The Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the AGM as indicated or, if no instruction is given, the holder of the proxy will vote the Ordinary Shares at his discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on this Form of Proxy. Where the chairman of the AGM acts as proxy and is entitled to exercise his discretion, he is likely to vote the Ordinary Shares FOR the resolutions. As to any other business that may properly come before the AGM, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. The Company does not presently know of any other business which may come before the AGM. However, if any other matter properly comes before the AGM, or any adjourned or postponed meeting thereof, which may properly be acted upon, unless otherwise indicated the proxies solicited hereby will be voted on such matter in accordance with the discretion of the proxy holders named therein.

Whether or not you propose to attend the AGM in person, you are strongly advised to complete and sign this Form of Proxy in accordance with the instructions printed on it. Returning this Form of Proxy will not preclude you from attending the AGM and voting in person if you so wish. Any person giving a proxy has the right to revoke it at any time before it is exercised (i) by filing with the Company a duly signed revocation at its registered office at the offices of International Corporation Services Ltd., Harbour Place 2nd Floor, 103 South Church Street, P.O. Box 472, George Town, Grand Cayman KY1-1106, Cayman Islands, with a copy delivered to its offices at 3rd Floor Deshi Building South, Shangdi Street, Haidian District, Beijing 100085, People’s Republic of China, or (ii) by voting in person at the AGM.

To be valid, this Form of Proxy must be completed, signed and returned to the attention of: Ms. Chun Tang at Torino Meeting Room, 3rd Floor Deshi Building South, Shangdi Street, Haidian District, Beijing 100085, People’s Republic of China as soon as possible so that it is received by the Company no later than 48 hours before the time of the AGM.

China Online Education Group

(Incorporated in the Cayman Islands with limited liability)

(NYSE Ticker: COE)

Form of Proxy for Annual General Meeting

to be held on September 30, 2022

(or any adjourned or postponed meeting thereof)

I/We __________________ of __________________________, being the registered holder of ______________Class_______ ordinary shares 1, par value US$0.0001 per share, of China Online Education Group (the “Company”), hereby appoint the Chairman of the Annual General Meeting 2 or _________________ of __________________________ as my/our proxy to attend and act for me/us at the Annual General Meeting (or at any adjourned or postponed meeting thereof) of the Company to be held at Torino Meeting Room, 3rd Floor Deshi Building South, Shangdi Street, Haidian District, Beijing 100085, People’s Republic of China, at 10:00 am (Beijing Time) on September 30, 2022, and in the event of a poll, to vote for me/us as indicated below, or if no such indication is given, as my/our proxy thinks fit 3.

No.	RESOLUTION	FOR [3]	AGAINST [3]	ABSTAIN [3]
1.

IT IS RESOLVED, as special resolutions:

THAT the name of the Company be and is hereby changed from “China Online Education Group” to “51Talk Online Education Group” effective immediately, and that any one director or officer of the Company be and is hereby authorized to take any and every action that might be necessary, appropriate or desirable to give effect to the foregoing resolution as such director or officer, in his/her absolute discretion, thinks fit, including but not limited to, attendance on any filing or registration procedures for and on behalf of the Company in the Cayman Islands; and

THAT the Company’s Fifth Amended and Restated Memorandum and Articles of Association (the “Current M&AA”) be amended and restated with immediate effect by the deletion in their entirety and by the substitution in their place of the Sixth Amended and Restated Memorandum and Articles of Association in the form as attached to the Notice of Annual General Meeting as Exhibit D (the “Amended M&AA”) to reflect the change of the name of the Company, and that any one director or officer of the Company be and is hereby authorized to take any and every action that might be necessary, appropriate or desirable to give effect to the foregoing resolution as such director or officer, in his/her absolute discretion, thinks fit, including but not limited to, attendance on any filing or registration procedures for and on behalf of the Company in the Cayman Islands.

Dated _______________, 2022                                                       Signature(s)4____________________

1	Please insert the number and class (i.e., Class A or Class B) of shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the Class A and Class B ordinary shares in the Company registered in your name(s).
2	If any proxy other than the Chairman of the Annual General Meeting is preferred, strike out the words “the Chairman of the Annual General Meeting or” and insert the name and address of the proxy desired in the space provided. A shareholder may appoint one or more proxies to attend and vote in his stead. A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the AGM is entitled to appoint one or more proxies to attend and vote in his/her stead. Any alteration made to this form of proxy must be initialed by the person(s) who sign(s) it.
3	IMPORTANT: If you wish to vote for a particular resolution, tick the appropriate box marked “for”. If you wish to vote against a particular resolution, tick the appropriate box marked “against”. If you wish to abstain from voting on a particular resolution, tick the appropriate box marked “abstain”. You may instruct your proxy to vote some or all of the shares in respect of which the proxy is appointed either for or against any resolution and/or abstain from voting as such proxy need not cast the votes in respect of your shares in the same way on any resolution. In this case, please specify in the voting boxes above the number of shares in respect of which your proxy is to vote for or against or to abstain in respect of each resolution. If you have appointed more than one proxy, please specify in the voting boxes above the number of shares in respect of which each proxy is entitled to exercise the related votes. If you do not complete this information, the first person listed above shall be entitled to exercise all the votes in relation to the relevant resolution. If you have appointed more than one proxy, the first person listed above shall be entitled to vote on a show of hands. If this form is returned without an indication as to how the proxy shall vote, the proxy will exercise his/her discretion as to whether he/she votes and if so how.
4	This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either under seal or executed under the hand of an officer or attorney duly authorized to sign the same.